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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           COMMISSION FILE NUMBER: 333-47688-01



                               iPCS Wireless, Inc.
             (Exact name of registrant as specified in its charter)

 1901 NORTH ROSELLE ROAD, SCHAUMBURG, ILLINOIS 60195 TELEPHONE: (847) 885-2833
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                       14% SENIOR DISCOUNT NOTES DUE 2010
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


 Rule 12g-4(a)(1)(i)              o Rule 12h-3(b)(1)(i)        o
 Rule 12g-4(a)(1)(ii)             o Rule 12h-3(b)(1)(ii)       o
 Rule 12g-4(a)(2)(i)              o Rule 12h-3(b)(2)(i)        o
 Rule 12g-4(a)(2)(ii)             o Rule 12g-3(b)(1)(ii)       o
                                    Rule 15d-6                 x

Approximate number of holders of record as of the certificate or notice date: NONE

       Pursuant to the requirements of the Securities Exchange Act of 1934, iPCS Wireless, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  July 20, 2004

                               iPCS Wireless, Inc.

                    By:        /s/ Stebbins B. Chandor, Jr.
                               ________________________________________
                    Name:      Stebbins B. Chandor, Jr.
                    Title:     Executive Vice President of Operations and
                               Chief Financial Officer